Exhibit 99.2

FIVERR INTERNATIONAL LTD. 8 ELIEZER KAPLAN STREET TEL AVIV 6473409, ISRAEL
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 17, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on September 17, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V55498-P16754	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FIVERR INTERNATIONAL LTD.

The Board of Directors recommends you vote FOR the following proposals:

1.
To re-elect Adam Fisher and Nir Zohar as Class II directors, to serve until the  Company's  annual  general meeting  of shareholders in 2027,  and until their respective successors are duly elected  and qualified

	Nominees:		For	Against	Abstain

	1a.	Adam Fisher	☐	☐	☐

	1b.	Nir Zohar	☐	☐	☐	For	Against	Abstain

2.	To adopt the compensation policy for the company's executive officers and directors					☐	☐	☐

3.	To authorize the Company’s chief executive officer, Micha Kaufman, to serve as the chairman of the board of directors.					☐	☐	☐

4.	To approve a framework of terms and conditions for the extension, renewal and entering into an insurance policy for directors’ and officers’ liability.					☐	☐	☐

5.
To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
						☐	☐	☐

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you DO NOT have a personal interest in Proposal 2, Proposal 3, or Proposal 4, as applicable, and that you are NOT a controlling shareholder under the Companies Law (an “Interested Shareholder”). If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority, required for approval and adoption of Proposal 2, Proposal 3, or Proposal 4, as applicable).

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

V55499-P16754

FIVERR INTERNATIONAL LTD.
Proxy to Annual General Meeting of Shareholders
To be held on September 18, 2024
This proxy is solicited on behalf of the Board of Directors

The shareholder(s) hereby appoint(s) Esti Levy-Dadon, EVP Finance, Yair Shalmoni, Director of Legal, and Dikla Eltahan,Senior Legal Counsel, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Fiverr International Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 4:00 PM (Israel time) on September 18, 2024, at the Company’s headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Important Note: By executing this proxy card, the undersigned shareholder is confirming that he, she or it does not have a conflict of interest (i.e., the undersigned is not an Interested Shareholder) in the approval of Proposal 2, Proposal 3, or Proposal 4, as applicable, and can be counted towards or against the majority required for approval of such proposals. If you have such a conflict of interest in the approval of Proposal 2, Proposal 3, or Proposal 4, as applicable, please notify Mr. Yair Shalmoni, Director of Legal, at c/o Fiverr International Ltd., 8 Eliezer Kaplan St.,Tel Aviv 6473409, telephone: +972-72-2280910, or by email (legal@fiverr.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Continued and to be signed on reverse side